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ABU DHABI
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DÜSSELDORF
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[redacted]
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05011932

October 12, 2005

By Hand Delivery

Securities and Exchange Commission
Office of International Corporate Finance
450 Fifth Street, N.W.
Washington, D.C. 20549
U.S.A.

SUPPL

PROCESSED
OCT 2 1 2005
THOMSON
FINANCIAL

Arcelor
Information Pursuant to Rule 12g3-2(b)
File No. 82-34727

Dear Sir or Madam,

On behalf of Arcelor SA ("Arcelor") and pursuant to Rule 12g3-2(b) of the Securities Exchange Act of 1934, as amended, please find enclosed a press release announcing that Arcelor will increase its stake in Brazilian stainless steel producer Acesita.

Please acknowledge receipt of this letter and its enclosures by time-stamping the enclosed copy of this letter and returning it to our messenger, who has been instructed to wait.

Please do not hesitate to contact the undersigned (collect) in Paris at (011-33)1-53-89-70-00 should you have any questions.

Very truly yours,

Manuel Orillac

Enclosure
cc: Regis Ramseyer
Arcelor SA

SEC MAIL PROCESSING
RECEIVED
OCT 18 2005
WASH, D.C. 198 SECTION

arcelor

Press release

Arcelor to increase stake in Brazilian stainless steel producer Acesita

Luxembourg, October 7, 2005 - On October 6, 2005, Arcelor entered into a definitive agreement with two Brazilian pension funds over the acquisition by Arcelor of Acesita S.A. common shares representing 25% of the Brazilian stainless steel producer's voting capital and 8% of its total capital stock.

Acesita is one of the most competitive and profitable stainless steel producers in the world. The move is a reflection of Arcelor's longstanding commitment to Brazil, a high quality and low cost production base for steel products with attractive domestic and export markets.

As a result of this agreement, Arcelor's subsidiary Usinor will pay R$45 per Acesita share to Caixa de Previdência dos Funcionários do Banco do Brasil ("Previ") and Fundação Petrobrás de Seguridade Social ("Petros") under the terms of the call option exercised by Usinor on September 29, 2005 over 6,144,176 common shares issued by Acesita and owned by Previ and Petros. This call was exercised under the terms of the put and call option agreement entered into on March 27, 2003, by Usinor and the funds.

Arcelor is a leading player of the global steel industry. With a turnover of 30 billion euros in 2004, the company holds leading positions in its main markets: automotive, construction, household appliances and packaging as well as general industry. The company - number one steel producer in Europe and Latin America - ambitions to further expand internationally in order to capture the growth potential of developing economies and offer technologically advanced steel solutions to its global customers. Arcelor employs 95,000 associates in over 60 countries. The company places its commitment to sustainable development at the heart of its strategy and ambitions to be a benchmark for economic performance, labour relations and social responsibility.

Corporate Communications
Tel.: 352 4792 5000
E-mail: press@arcelor.com

Patrick Seyler: 352 4792 2360
Luc Scheer: 352 4792 4455
Jean Lasar: 352 4792 2359

(Spain)
Ignacio Agreda: 34 94 489 4162
Oscar Fleites: 34 98 512 60 29

(France)
Sandra Luneau 33 1 41 25 65 04

Investor relations
E-mail: investor.relations@arcelor.com
Martine Hue: 352 4792 2151
00 800 4792 4792 (toll-free, from the EU and Switzerland)
33 1 41 25 9898